Filed by McCormick & Company, Incorporated

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Unilever PLC

(Commission File No. 001-04546)

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

Corporate Participants

Brendan Foley - Chairman, President & Chief Executive Officer

Marcos Gabriel - Executive Vice President & Chief Financial Officer

Question and Answer Section

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

As I mentioned, a lot has evolved and transpired over the past year. I guess think about the context of the demand backdrop but also the pending acquisition, with Unilever Foods. How would you frame the next chapter for McCormick from here? And maybe what are 2, 3, 4 things that you think investors should be most focused on as they think about McCormick's journey over the next year or 2?

Brendan M. Foley

President, CEO & Chairman

Thanks for the question, Steve. I almost feel like that's a little bit of sort of describing where we've been and where we're going. For the last 2 years, we've really been focused on driving overall volume-driven performance in our business and especially in the context of a slower consumer packaged goods environment. And I think we're really pleased with our results over the last 2 years. I mean, we had 7 quarters of just consecutive volume-driven growth in our Consumer business. and we're outpacing our peers. And also, we're making progress, too, on growing our Flavor Solutions margin in our portfolio, and so making good progress on that. And then most recently, we reported on our first quarter and it was largely on plan in terms of what we would have expected.

As we look ahead, we really remain focused on balancing volume growth and profitability across our business. And that's sort of a key theme, I think, for us in 2026. We continue to invest behind our brands and really help drive innovation across the business. But also, we recently did a transaction with McCormick Mexico. And that was important, obviously, and it kind of really gave us a strong geographic presence in a key market, which is Mexico.

And so based on what we know today, we remain comfortable with our outlook for 2026. But that's where we are and where we've been overall. And sort of where we're going, I think, is another way to look at this. And I think the 2 to 3 things for investors that I would love to share just in terms of where we're going is that McCormick, if those who know us and those who are just getting to know us, think of us as just being intentionally focused on building a global flavor company, a company in the food industry focused on flavor. And we're doing that through M&A. We're doing that through R&D. We're doing that through geographic expansion.

And we feel like we've made a lot of good progress but this Unilever Foods transaction really accelerates that long-term vision that we have for the company, and it creates an even more vibrant company focused on flavor at a global level. Both businesses are really well positioned in the marketplace. And what this does, is it creates a combined company that's expected to have faster volume driven growth across channels and geographies that are more diversified in the marketplace, best-in-class operating margin, you know, compared to the rest of the industry overall. And that's before we really realize any anticipated synergies.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

So, that's kind of how we view this right now and this combination is expected on a top line basis, at least by year three to sort of drive 3% to 5% top line growth. But also, adjusted operating margins of 23% to 25%. And these are two businesses have really strong cash flow. And so the operating cash flow generation, I think, is something that we can lean into, obviously, to fund organic growth, but also fund the dividend that we currently pay, but also on top of that funding debt. And so we believe that our cash flow really supports that story nicely. And, achieving this portfolio, as well as this geographic presence, would have taken us more than a decade to do. And what this really has, is sort of accelerated our ability to get to that vision of who we view ourselves in terms of our role within the food industry.

I think the final point is, you know, a recognition that this deal is of greater scale than what we've done before. Now, we've done big acquisitions before in the context of McCormick's size, but this certainly is bigger, but having said that, we believe that the complexity is certainly identifiable, it's manageable. And we're off to a really good start, and I'm sure we'll get a chance through all the questions here today. But to describe, sort of, where we think we are right now in that process.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Yes. Well, you and I have talked a couple of times in the last month or 2. And I know that there's been a lot of integration planning that's already taken place. But maybe provide an update on that planning and maybe give folks a sense of what it looks like, what the structure of integration management looks like if there's an integration office that's been set up, key work streams, just what are -- what is going on behind the scenes as we stand here today?

Brendan M. Foley

President, CEO & Chairman

There is a lot of great sort of activity. And I would say it's well underway. I mean we started well over a month ago. We've established a separation committee, also an integration management office. And we've got 20 functional teams across both companies really resourced up against planning this integration to deliver a very smooth one without disruption to the business overall.

The integration management office is led by Andrew Foust, who was formerly the President of the Americas region. And I think what's important there is -- Andrew is a strong sort of leader within our business. But also Andrew has previously led and helped lead the integration of Reckitt Benckiser Foods, Cholula and also our FONA acquisition into our business. So a ton of experience there. And then backing him up, we have an interim President for the Americas region, who already was reporting to Andrew in that role overall.

And then on the Unilever side, we have equal level of dedication across their organization to this. And there's been a lot of already constant dialogue between both teams. Right now, this week, all those teams are in Baltimore. I'll be there tomorrow. But they're all there in Baltimore, continuing the blueprinting work that we have to do. And that backs up a meeting they had 4 weeks ago in London to do the very same thing.

So the amount of engagement is very deep, very, very strong. Overall, think about this as more than 200 people combined between both companies, dedicated to really executing this integration and planning for it. And that includes every function and business process that we're looking at right now.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

I think second, it's important to really define sort of the complexity that we're looking at across this transaction. From a carve-out perspective, think about this business coming away from the whole Unilever company. The Unilever Foods business, about 80% of it is -- operates stand-alone, such as sales organization, its R&D, its supply chain, really effectively how they execute and really execute in market. And so that gives us a lot of confidence being able to sort of think about the difficulty of separating it out from the Unilever organization.

About 20% is coming through what is their One Unilever part of their organization. That's going to take us a little bit more work just to make sure that we figure that out. But just to provide other context, we're really making progress on mapping market-by-market where we see this integration moving. And so right now, 75% of the sales of the combined company come from 10 markets. So the top 6 are the United States, China, U.K., France, Mexico, Canada. And those 6, we already operate directly, both of us do at scale. So that's going to get a lot of attention in terms of how we think about the integration in those top 6 markets and how we'll execute that.

The other 4, Brazil, the Philippines, Indonesia and Germany, we don't really have a direct presence. So it's going to really require a different approach. So it would be more of a lift-and-shift type thinking and mentality. But also, those are markets where we don't have real McCormick brand presence, too. So we'll also have a lot of planning going on to think about how -- what is the right way to kind of launch those plans into the market. TSA agreements will be in place.

And then when we look at other 3 work streams that I think are critically important. Obviously, synergies. So what you'll hear from us at the end of the third quarter is we're going to provide more detail on how we're looking at synergies overall. But we're already now into the second phase of that planning and our level of confidence is rising on that.

From a growth standpoint, we're having similar work going on. And so at the end of the third quarter, we'll be providing more context around that, too. And again, that's a really important work that we want to kind of really have advanced work on before we hit close.

And then lastly, we have a culture work stream, which I think is very important because cultural alignment, as many of you know, is really critical in any big combination. So that work is important. We're starting from a standpoint of a lot of commonality. But I've already myself been in front of the Unilever organization in some rather large settings. Last week, on Thursday, we were in Rotterdam and spoke to about 5,000 Unilever employees and really share with them kind of our ways of working, the way we would describe our culture. And I think really put a little bit of comfort the minds of employees in terms of, okay, who is this McCormick team and how do they operate. And how do they think about the food business. And how they think about driving the business overall. We did a similar thing in New Jersey 3 weeks ago and spoke to the whole U.S. organization. So we're getting out there. We're getting a chance to meet the organization, and I really am excited about this culture work stream too.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Okay. I'm excited about the 3Q call now.

Brendan M. Foley

President, CEO & Chairman

Yes.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

You mentioned the 3% to 5% targeted growth as you think out a couple of years. When you think about all the different levers to unlock incremental growth, what are the top call-outs for you?

Brendan M. Foley

President, CEO & Chairman

There's a lot to be excited about. I'm going to start maybe to provide context around this, just with sort of a summary way of me thinking about it. And then I'll unpack it a little bit. But this is a portfolio with very strong brands who are operating in categories with really good global growth. And those categories really benefit from structural consumer trends. You combine that with a best-in-class go-to-market footprint at both a global level and a channel level. You combine that together, we see a lot of incremental growth opportunities overall.

I think what's first important to unpack is just really the categories in which we operate in. From the McCormick side, we're bringing in a lot of expertise in herbs, spices and seasonings, hot sauce, mustard, and we've demonstrated a lot of growth in those categories, certainly, over time. Unilever is bringing in a real expertise in mayonnaise and bouillon and other cooking aids. And they're really seeing a lot of growth from their portfolio category. And as I've been meeting with investors, I think it's important to sort of just double-click a little bit on mayonnaise and bouillon and the categories that Unilever is bringing to this combined portfolio.

Mayonnaise is a very healthy category at a global level. It's been experiencing really strong growth. It also has projected strong growth. But what I think is really important is it's growing not only in the core, in mainstream varieties of the category, it's also growing because you're looking at some of those areas where the health and wellness cues that consumers are looking for like a different kind of oil or lower in fat. And so both of those together are driving volume growth. And we also see younger consumers are really expanding the usage of mayonnaise too. So it's very relevant with younger generations.

And bouillon are also seeing a lot of other aspects of what really drives, I think, the trends behind that part of the category, too. This is something which is seeing a lot of strong global trends. It's really, I think, driven by the fact that we see a lot of urbanization right now and sort of more participation in the workforce, particularly in markets like in Latin America and Asia. And so those time-saving convenience needs of how you kind of put a meal on the table, especially ones that require like low simmer cooking. These are shortcuts and they're really value-added and they're really at a great value. And so we're seeing a lot of growth there, too. Overall, I think that the trends in the marketplace really do support this category that we're combining with McCormick. And I think that's quite exciting.

On the channel side and the geographic side, the whole go-to-market footprint that I've been talking about, it just is a really great balance between developed and emerging market exposure. It certainly changes McCormick's view from a concentration standpoint. I mean 60% of our business today comes from North America. In the future, it's going to be 1/3. And the rest of that comes from a more balanced geography.

We have a lot of great channel presence, both in the Consumer and foodservice channels. I would say in foodservice, that's one of the really -- everyone, I think, really has an appreciation for our presentation and our presence in Consumer. The one that I think gets -- probably needs more airtime is almost foodservice. And both companies have genuine strengths in their go-to-market models there. When you bring those together, there's a lot of cross-selling opportunity, a lot of geographic expansion opportunity also in foodservice.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

And then lastly, I'll just wrap up. It's our brands. And so we have very strong global brands in Hellmann's, McCormick, Knorr. And those brands have proven to be relevant with younger households. We have a strong global marketing organization of both companies. And when we bring that together, I think our ability to really drive relevance with new consumer households is really important. On top of that, there are at least a handful of brands that we believe have real potential at a global level. So a brand like Maille or Cholula or Frank's RedHot have a lot of upside growth, but they just need investment to keep growing and kind of getting introduced to new markets.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Yes. Okay. Marcos, Brendan mentioned the changing of -- the evolving geographic footprint, right, more emerging markets. And one of the -- that comes -- with that comes better prospects for normalized organic growth. But I've also heard a little bit of concern from McCormick shareholders that wow, this is going to increase our exposure to a lot of volatility, volatility in consumer trends, volatility to FX, how do you think about that balance?

Marcos Mendes Gabriel

Executive VP & CFO

Yes. This is another exciting part of the combination, which is expanding into emerging markets, which is an attractive growth potential for McCormick. So expanding in emerging market has always been our intention since when we announced in Investor Day back in 2024. This transaction actually accelerates that plan. It provides immediate scale and distribution that otherwise would take decades, as Brendan mentioned, to achieve. And Unilever brand-building capacity over the years in those emerging markets have been great. Things -- markets like Philippines, Indonesia, other markets, but there are still opportunities within Latin America, Asia and Middle East, right?

We believe that this is very attractive from a growing population perspective as well and rising middle classes in those markets. So we see higher long-term demand environment building across emerging markets. If you think about Knorr as a global brand, EUR 5 billion global brand that is with high consumer awareness and high gross margin and emerging market exposure, that is an awesome brand for us to have.

Now we do have both decades of experience -- both companies' decades of experience in managing emerging markets. McCormick has been in the emerging markets, right now, not at the same scale at Unilever. I have -- a big part of my career has been operating in emerging markets as well. So from the standpoint of managing the risks, and I would think about the currency risks and the inflationary risks that comes by managing those markets.

First, we've been doing this for a long time, managing those risks. And I would describe that the transaction exposure risk is one that the combined company likely to have more of a natural hedge as a significant portion of our operations, we manufacture where we sell. So we're going to see that from the FX perspective. From the inflation perspective, we'll continue to leverage our playbook, which is revenue growth management, price-pack architecture designed for local usage, the simplification of a portfolio, which is essential, especially when you are selling through traditional trade in those markets. And then obviously, our CCI program.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

So one of the things that I learned over the years in managing these markets is about speed and agility. They are essential in getting in front of those impacts and be able to mitigate them. So -- and in addition to that, I would say that Unilever Foods bringing a lot of talent and expertise in those markets. So they will be part of our larger organization and bringing that expertise in. So overall, I would say emerging markets moving from 25% today to 40% in the future, actually, it's a growth opportunity for us without taking excessive risk. I think it mitigates an excessive risk. Yes.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

So to go after all those growth opportunities, you've been clear that you're going to -- there's a good amount of synergy, but there's a good amount of reinvestment. How should we all think about the balance between margin expansion and reinvestment as priorities in the first couple of years post integration?

Marcos Mendes Gabriel

Executive VP & CFO

Yes. So both Unilever and McCormick, especially over the last few years, have been very consistent in terms of using the playbook of margin expansion and invest back in terms of brand marketing to drive top-line growth and operating margin expansion. So put simply, we're not going to compromise growth at the expense of margin expansion. We are going to continue to invest in organic growth and in brand marketing. Over the last 3 years, Unilever has been investing about 8% of net sales on a comparable basis to our 7% of our Consumer segment, and we'll continue to do that. At least that is the baseline to work from and likely to continue to invest more in the future.

Unilever Foods achieved their operating margin profile by historically expanding gross margin and again, investing back in those brands, especially those big brands, Knorr and Hellmann's, over the years. So over the first couple of years, the plan will remain consistent. We plan to gradually expand operating margins while continuing to invest behind our brands to drive the long-term growth. And the margins will come from volume growth, revenue growth management and cost synergies. Those are the kind of the 3 elements that will help us enable gross margin expansion and then invest back in brand marketing.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Great. And you talked about EPS accretion from the deal. Brendan mentioned the promise of a pretty powerful free cash flow. Maybe ground us in sort of your base case expectations on both those fronts. And then what are the key variables to keep in mind as you think about upside or potential risk around those...

Marcos Mendes Gabriel

Executive VP & CFO

So when we think about sensitivities, I mean, the way that I look at this is there's 2 key aspects of sensitivities within the financial model. One is growth and the other one is around the speed of achieving savings or the synergies.

So in terms of top-line growth, what supports the year 3 projections is the continued growth of the categories in which we are in, plus our track record of driving growth. If you think about our financial model, the financial model works for us in the range of 3% to 4%, the financial model works for us, right?

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

On synergies, we expect to realize the $600 million synergies, as we said before, with -- and that puts us in the middle of the range of 23% to 25% operating margin, so about 24% operating margin. And with the -- and the sensitivity around synergies is really the speed in which we will be delivering the synergies. So at this time, we said that about 2/3 of the synergies to be realized by year 2 and the remaining by year 3.

EPS accretion, we talked about it as a consequence of the P&L, EPS accretion, we said to be in the mid- to high teens in year 3, post synergies. First full year to be mid- to high single digits. So we continue to feel confident about those numbers. So moving -- that's the P&L.

Moving into the cash component, I think it's important as well to just -- to talk about and the capital allocation. CapEx, we talked about 3% of net sales or about $700 million of investments. We intend to maintain and grow our dividend policies that we have been doing with McCormick. So that is going to be the case going forward. And we have a very focused mindset to delever from the at or below 4x at close to 3x within 2 years.

To unpack a little bit about the deleveraging plans, I think that's important to talk about, I would say, first, both companies start from a position of strength, both in terms of profit and cash flow generation, even though navigating difficult environments as we have been, the combined company expect to have operating margins of 21% and working capital benefits that drives 100% of free cash flow conversion to net income, which is very solid.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Right from the start.

Marcos Mendes Gabriel

Executive VP & CFO

Right from the start, right? So post close, we expect to invest in the business to drive margin expansion. Our year 3 delevering projections are based on the low end of the operating margin range that we gave. And after all the investments, if you think about brand investments, cost to achieve synergies, dividends, we anticipate having $1.5 billion to $2 billion of cash to pay down debt within the first 2 years.

So it is a very solid P&L, a very solid cash flow generation, allow us to pay dividends, allow us to invest in CapEx and still have $1.5 billion to $2 billion of cash left to pay down debt and get to 3x at year 2.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Okay. Perfect. Yes, Brendan, I think every time you've spoken since the deal, we've learned more, including today. And I think so the disclosure has been pretty continuous. You teased the 3Q updates as well. When we think about the path to around about mid-2027 close, how should we think about the milestones of further disclosure as we march toward that end goal?

Brendan M. Foley

President, CEO & Chairman

The time line until close on this transaction is really driven by the legal and regulatory processes for the carve-out and also the combination. And we see that as pretty typical for this type of structure and transaction and scale of it overall. We will use that time to our advantage to just really complete very rigorous planning overall. And we're moving with sort of intent on all of those areas.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

I think in terms of milestones, what I think is important to share is kind of let's set the expectations as follows. So by the end of July, we'll be able to share a location of the secondary listing. So we'll be able to do that. And I think it will be important for investors to know what that will be. And so we'll kind of obviously, make sure that we share that as quickly as we can.

By the end of the third quarter, there are 4 things we want to be able to share more detail on. And so the first is the combined company's target operating model, so think about how is this company going to run? How is it choosing to operate? What will be the leadership roles within that top structure? So we'll be able to share that. And I think that's also important to kind of frame how we're viewing how we're running the business.

The second area is providing more color on cost synergies and the implementation plan. So we'll be able to do more of that. As I said, we're already in our second phase, and we feel like we're really -- in fact, our confidence is increasing on at least hitting the numbers that we talked about overall.

The fourth (sic) [ third ] thing is we'll have a refined view of how we're looking at growth synergies. So I've already shared a lot today, great color, but maybe we can provide a little bit more substance on how we're seeing it, maybe even down to a market level.

And then lastly, the fourth thing we'll share is more of a defined scope on the TSA plans. And that will be specifically around IT, distribution, go-to-market.

Work streams are fully underway to do both supporting the carve-out financials as well as the regulatory filings. Those are working in parallel. And we'll be able to share more context around that timing when we get to the end of the third quarter. Those are type of the long lead items that we have got overall. And depending on Unilever's carve-out time line in those financials, that will then sort of dictate when we do shareholder vote. And then that will probably be much closer to close overall.

I think our goal is to really continue building investor confidence by sharing regularly updates and more details in terms of how we're looking at our planning. And the point is to show the sort of the match to what we said, right, and really sort of make sure we generate confidence there. But at the same time, it's really about operating our current business and achieving our goals for 2026.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Okay. Perfect. The secondary listing, Marcos, one thing that has been a kind of a perpetual question or concern is just flowback dynamics in terms of certain U.K.-based or European investors being forced to sell post-close. How are you thinking about that technical item?

Marcos Mendes Gabriel

Executive VP & CFO

Right. Yes, right. Yes, that's what we heard as well from investors. I mean the focus on -- often on flowback. But the way that we frame this is it's important to remember that McCormick is going to be 3x the size as it is today. And with 50% of capital is being managed in the U.S. being managed by index and ETF funds, there should also be a sizable index buying demand on closing as McCormick becomes a larger constituent of U.S. indices.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

So we believe that the flowback is expected to more than offset any risks of selling -- any selling U.K. or European index trading funds at closing. Potential mandate-driven selling based on our analysis is very limited and to a small portion of some U.K., European investors. So we believe that net-net, the flow forward is going to more than offset the flowback based on what we know today. Many active managers will have the flexibility to continue holding McCormick shares at closing. So as we said today, as we mentioned today, Brendan mentioned it, the secondary European listing will also be confirmed by the end of July, which should also help support flows and create broader liquidity.

In addition to engaging with McCormick shareholders, Brendan and I have been engaging with Unilever shareholders and European-based active shareholders to make sure that they recognize the merits of this transaction and the combined company. So we are very confident in the long-term benefits of this transaction and what it provides to all shareholders. But at the same time, we believe that the world's largest capital markets will be able to absorb the flows of this transaction, and we have grounds to believe that flowback will be manageable.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Manageable.

Marcos Mendes Gabriel

Executive VP & CFO

Yes.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Okay. Okay. Brendan, you talked about the importance of staying focused and delivering on fiscal '26. And I actually think in recent weeks, that's been the bigger concern of investors is: can McCormick adhere to guidance, which you affirmed. What milestones should we be watching for to gain more confidence that those '26 goals are achievable and the company is not being distracted?

Brendan M. Foley

President, CEO & Chairman

I think I'll talk about from a McCormick perspective and maybe make a comment from a Unilever perspective. From a McCormick perspective, I think investors should look for continued organic sales growth, margin expansion and continuing to invest in the business. Those 3 things are key themes for us in 2026. And as we look at it, we continue to really drive investment in the business, too. And I think you'll continue to see us investing -- sorry, balancing both volume and profitability, and we're not trying to sacrifice either.

So I think in that context, it's important that we're really committed to doing that as we get through the year, and we still see an ability to do that. We're focused on driving long-term healthy trends in our business overall, and doing that across both segments that we've got. And so we feel pretty confident about being able to do that throughout the entire year, and we'll always be -- remain focused on sort of creating that balance right now. I think it's important in the marketplace.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

When I think about our key themes for '26, I still feel like we're going to try and deliver on most of those. Interestingly, it's the very same key themes for Unilever overall. And I have a lot of sort of confidence after talking with their teams, too, because it's a recurring point, which is strengthening and continuing to execute on the base business. And so that gives us confidence, too, and we expect them to kind of continue their performance and track record.

Having said this, both companies are doing this in the context of just continuing disruption that's coming into the marketplace, especially through inflationary pressures, and we're finding a way to work through that, which I think is kind of the most important point.

On the context or the idea of distraction overall, I think that what I would tell you is that I observe tremendous organizational and operational clarity right now. And we get that because we really have dedicated the resources to work the integration.

And so when they go to a meeting throughout the day, they're not trying to work on both. They're working on one. And the same is true with the rest of the team, obviously, the lion's share of our organization working on the existing business. And there's just a lot of clarity and focus around that. And we're not conflating the 2. And we're making sure that we don't. So I think that discipline is something that we're good at overall, but it's also important to be said. And that's how we're going to carry ourselves through the rest of the year.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Okay. Yes, the external environment is not making life easier for anybody. So I guess maybe as you step back, what is your perspective on the state of the consumer, both in the U.S. and more broadly overseas? And I guess, what implications for your categories and for your business are you seeing in evolving trends?

Brendan M. Foley

President, CEO & Chairman

If I step back and think about the way we've been talking about this the last several quarters, we've been talking about a pressured consumer, I think we've heard that also broadly within the industry. And you see that expressed as like fewer trips -- sorry, more frequent trips to the grocery store, buying fewer items, greater demand for value and taking a look at that. And at the same time, searching for health and wellness at shelf. And what's interesting is they're not compromising on health and wellness, even though they're looking for more value. And so they're trying to find, I think, both.

Right now, what we're seeing is even a little bit more noise in the data, which would take me to this point of -- this idea of a resilient consumer that we've been talking about now for many quarters, feels like it's weakening a little bit in the context of rising gas prices. So I think it's difficult to identify like how long we think that will be the case. But it's something that we're really taking a close look, like, overall.

But having said all of that, we've been through similar environments in the past, and we know how to navigate them, and I think Unilever does too. And so this is an environment where we have to manage margin and also volume growth. And we'll have to balance those 2, I think, in this environment. And also in these environments, our categories still continue to grow in demand. I mean, flavor is still on trend. So we have a lot to be thankful for in terms of our categories being healthy, but also we have to think about how we navigate now that we have different factors going on overall.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

Having said that, we're always prepared to really kind of keep driving, I think, performance in the marketplace. And so for the rest of the year, what you'll see from us is continued growth in distribution, continued focus on revenue growth management plans being implemented in the marketplace. We'll still get the benefit of a lot of launches that we did in 2025 like our McCormick Gourmet renovation overall. And then if you think about the innovation that we're launching this year, pretty exciting stuff. Our French's mustard business has -- we've done a promotional partnership with the release of the new Minions movie. Are you a fan?

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Of course.

Brendan M. Foley

President, CEO & Chairman

Okay. It's actually kind of exciting. We're turning to the color of mustard green because of a key character in the movie. It's all natural colors by the way. But that's kind of an exciting element of just bringing fun to the category overall. We're relaunching our Seasoning Blends line and what I'm really excited about, yes, there's new flavors. It's the price-pack architecture changes that we're driving to create maybe more value at shelf. So I'm excited about that.

And then we're taking some of our new platforms and just launching them with really strong promotional ties like Bridgerton or Harry Potter. So these are fun, exciting things that we're doing over the summer that are -- what?

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

I'm a fan of those too.

Brendan M. Foley

President, CEO & Chairman

I'll get you some green mustard.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Good. I guess, Marcos, from your perspective, what are the most acute cost or demand pressures as you think about '26. And I guess what gives you the confidence that you can fight through them?

Marcos Mendes Gabriel

Executive VP & CFO

Yes, we're kind of -- we're in a quiet period right now, so we cannot share a lot of information, and we'll be able to share more information as part of our close -- earnings call at the end of June. But based on what we know today, we remain on track with our outlook for 2026 overall. Brendan talked about the perspective on the consumer environment. I'm going to cover the cost piece.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

So yes, from a cost perspective, we are seeing cost increase. And however, we do plan to mitigate the vast majority of those cost pressures through CCI programs, supply chain initiatives, as well as obviously leveraging revenue management capabilities that we have been doing over the last couple of months in period of cost pressures, but we're trying to balance the idea of margin management with top-line growth as much -- as best as we can and meet the consumers where they are with innovation, with convenience and price. That has been really the focus of the management team is how do we protect margins as well as drive volume as much as we can in terms of finding that balance. So overall, we believe that the costs are rising, but we have elements in place and our toolbook in place to really offset those during the year.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Okay. We're closing in on the end of time. So to close, I guess, if there was one message or one strategy that you -- maybe one message on execution, one message on strategy that you would leave investors with in terms of like this is what we need to focus -- this is what investors should be focused on, this is what we're focused on. What would it be?

Brendan M. Foley

President, CEO & Chairman

Strategically, I think the headline for me would be McCormick is the right home for this Unilever Foods portfolio. It is the vision of how we view ourselves operating in flavor. We're intentionally focused on it, our technology, our talent, our brands, that's all we're focused on, and we see a lot of growth in that part of the marketplace. And we're creating global scale in these attractive categories by combining these 2 businesses.

Just like I said before, we're enabling ourselves to accomplish something that would take decades to do for either company actually. And so it creates a very unique proposition in the industry to have this really focused portfolio with scale. And I think that's quite exciting overall. And it's ultimately what's going to really amplify things that already make McCormick a great company.

From an execution standpoint, I think the most important is, obviously, we're doing 2 things right now. We're running the existing business, and we're preparing an integration plan for the business. They're both receiving sort of that very dedicated attention and focus that you would want them to have. And so all of our executional attention is on the clarity organizationally and sort of operationally on needing to do both, dedicating the resources to make that happen. And I feel pretty confident about our ability to execute that. And that's without dismissing an investor concern about the scale or the complexity. But I would argue there's always complexity in integrations. We just have to really buckle down and make sure that we think it through and do a good job of executing that. And we have a track record of doing that overall. And so execution is definitely on our mind right now to make sure that we get through the year by accomplishing both, and we're off to a very good start, we think.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Okay. With that, we'll wrap it up. I wish you a good trip back to Baltimore, so you can participate in those meetings tomorrow. And thanks for joining us. And thanks to all of you for joining us as well.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

McCormick Cautionary Statement Regarding Forward Looking Statements

Certain information made during this replay that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words such as “will,” “aim,” “expects,” “anticipates,” “intends,” “looks,” “believes,” “vision,” “ambition,” “target,” “goal,” “plan,” “potential,” “work towards,” “may,” “milestone,” “objectives,” “outlook,” “probably,” “project,” “risk,” “continue,” “should,” “would be,” “seeks,” or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of McCormick. The forward-looking statements made during this replay include, without limitation, the anticipated benefits of, and our plans, strategies and objectives relating to, the pending transaction with Unilever Foods.

These and other forward-looking statements are based on management’s current views and assumptions. They are not historical facts, nor are they guarantees of future performance or outcomes. Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; (ii) the failure to obtain necessary regulatory approvals, approval of our shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; (iii) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (iv) direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; (v) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction; (vi) the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented; (vii) uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all; (viii) the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters; (ix) the risk that combined company financial information relating to the transaction, including anticipated combined company revenues, earnings, cash flows, capital expenditures, indebtedness and other financial metrics of the combined company; (x) the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected; (xi) the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; (xii) the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; (xii) the ability of McCormick to manage additional debt and successfully de-lever following the transaction; and (xiv) the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; and other risks described in the company’s filings with the Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. Actual results could differ materially from those projected in the forward-looking statements. The company undertakes no obligation to update or revise publicly, any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

Unilever Cautionary Statement Regarding Forward Looking Statements

This replay may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘continue’, ‘should’, ‘would be’, ‘seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the pending transaction of Unilever Foods with McCormick. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Unilever Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement, the failure to obtain necessary regulatory approvals, approval of McCormick shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction, the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected, the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented, uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all, the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters, the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; the ability of McCormick to manage additional debt and successfully de-lever following the transaction; the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; Unilever’ ability to innovate and remain competitive; Unilever’ investment choices in its portfolio management; the effect of climate change on Unilever’ business; Unilever’ ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever’ supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Unilever Group operates. Risk with respect to McCormick are further described in its filings with the US Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group’s filings with the London Stock Exchange, Euronext Amsterdam and the SEC, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025.

dbAccess Global Consumer Conference Fireside Chat Transcript June 2, 2026

No Offer or Solicitation

This replay is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

This replay relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov.

The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick’s website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

Participants in Solicitation

McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick’s shareholders in connection with the proposed transaction. Information about McCormick’s directors and executive officers and their ownership of McCormick’s common stock is set forth in McCormick’s proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick’s securities have changed since the amounts printed in McCormick’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph.